Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Sprint Corporation

Commission File No.:  001-04721

From:T-Nation <T-Nation@T-Mobile.com> Sent:Tuesday, May 1, 2018 6:38 PM To:T-Nation Subject:UPDATED 05.01.18 T-Nation Today Announcing The New T-Mobile It’s official. We’ve reached a definitive agreement with Sprint to come together and form a new, bigger, stronger company — The New T-Mobile. That’s right. We’re merging with Sprint — to take the Un-carrier revolution to a whole new level. MORE We CRUSHED the Quarter. Again.

 Moments ago, we reported ecord results fo Q1 — with industry-leading customer growth, best-ever revenues strong profitability, and record-low postpaid phone churn. Not a bad way to celebrate the Un-carrier's 5th anniversary and the kick off of The New T-Mobile! MORE Got Questions? Get Answers Here. You’ll have lots of questions, and we’ll do our best to answer them all. We’ll collect questions and update these FAQs over the coming months to make sure you have the information you need. And you can always point customers to Allfor5G.com to get the latest news & updates. MORE rr , Hear from John and Mike about how this combination sets us up to supercharge the Un-carrier and deliver the only Nationwide 5G network with the breadth and depth to offer the capacity and performance Americans want and need in the 5G era. MORE The Tour So Far Last month, our Un-CEO and Senior Leadership Team (SLT) members hit the road for the 2018 #UnstoppableTour. With the tour now just past the midway point, here's a glimpse into the fun had at the first few stops — and a taste of what's to come in the second half. MORE

Team Rubicon Honors T-Mobile with Award Team Rubicon has honored us with the Commitment to Service Award for our support to US servicemembers and veterans. At an awards ceremony in NYC, Jon Freier accepted the award on behalf of us all and spoke of our support of Team Rubicon and its critical mission. MORE Pic of the Day

 T Welcome to T-Nation T-Mobile 12920 Southeast 38th Street | Bellevue, WA 98006 t-nation@t-mobile.com | tim.munson1@t-mobile.com www.t-mobile.com Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091. Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Twitter, Facebook, Instagram and other social media posts related to the transaction:

JOHN J. LEGERE (@JohnLegere)

•                  Tweet:  [We’re merging & we’ll be able to combine our resources to be able to expand our network & build out the best & first nationwide 5G network! Key info: http://www.AllFor5G.com] https://twitter.com/JohnLegere/status/991711277478219776

•                  Tweet: [With @Sprint & @TMobile combined resources, we’ll be able to expand coverage & build out the first & best nationwide 5G network in the nation. Important info: www.AllFor5g.com] https://twitter.com/JohnLegere/status/991730660749422592

•                  Tweet: [It’s a great move & we are excited for it! We’ll continue to be the #Uncarrier & customer first and build out the first and best nationwide 5G network :) Key info: http://www.AllFor5G.com] https://twitter.com/JohnLegere/status/991730764176748544

•                  Tweet: [There’s still a lot to do before the deal closes. Stay tuned! For important info: http://www.AllFor5G.com] https://twitter.com/JohnLegere/status/991730824130187264

•                  Tweet: [We will always be the #Uncarrier & put customers first!! That won’t change…EVER! J key info: http://www.AllFor5G.com] https://twitter.com/JohnLegere/status/991730934134145024

•                  Tweet: [Right now, nothing will change and we need government approval. But the new T-Mobile will continue to be customer first — just like we always have been! For important info: www.AllFor5G.com] https://twitter.com/JohnLegere/status/991731029021900805

•                  Tweet: [Nothing is changing right now. Stay tuned! For important info: www.AllFor5G.com] https://twitter.com/JohnLegere/status/991731093995847680

•                  Tweet: [We’re excited for the future & with our combined resources we’ll be able to help customers even more! For important info: www.AllFor5g.com] https://twitter.com/JohnLegere/status/991731155769614336

•                  Tweet: [No way! We went from losing to the fastest growing company in wireless bc we saw the carriers were doing everything wrong. That’s who we are, and that won’t change. And we have a track record with Metro!! #WeWontStop putting custs first! Info here: www.allfor5G.com] https://twitter.com/JohnLegere/status/991731231174766593

•                  Tweet: [We will still plan to offer the lowest prices in the industry! For key info: www.AllFor5G.com] https://twitter.com/JohnLegere/status/991731231174766593

•                  Tweet: [You can join the New @TMobile! :) Key info: www.AllFor5G.com] https://twitter.com/JohnLegere/status/991731304499576832

•                  Tweet: [We plan to continue to offer the lowest prices in wireless!! Important info: www.AllFor5G.com] https://twitter.com/JohnLegere/status/991731403023826944

•                  Tweet: [Not at all! There are many wireless players now & with @Sprint & @TMobile combined resources, we’ll be able to better compete & build out America’s first nationwide 5G network. Important info: www.AllFor5G.com] https://twitter.com/JohnLegere/status/991731495478837253

•                  Tweet: [The New @TMobile plans to have more jobs than the companies do separately right now! And we plan to have a secondary HQ in Overland Park, KS. More info: www.AllFor5G.com] https://twitter.com/JohnLegere/status/991731602689441793

•                  Tweet: [There’s still a lot of review and government approval that has to happen over the coming months. Stay tuned! Info here! www.AllFor5G.com] https://twitter.com/JohnLegere/status/991824271235203072

•                  Tweet: [With our combined resources we’ll be able to build out a nationwide 5G network faster! Key info: www.AllFor5G.com] https://twitter.com/JohnLegere/status/991824344237072384

•                  Tweet: [Nothing will change right now. But we’ll be the first to build out a nationwide 5G network! Key info: www.AllFor5G.com] https://twitter.com/JohnLegere/status/991824711670611968

•                  Tweet: [No news yet! But we will keep you updated! More info: www.AllFor5G.com] https://twitter.com/JohnLegere/status/991825250479366144

•                  Tweet: [We are combining @Sprint & @TMobile to create a supercharged #Uncarrier! More info: www.AllFor5G.com] https://twitter.com/JohnLegere/status/991825493673492481

•                  Facebook comment: [Nothing will change right now! More details & info: www.AllFor5G.com] https://www.facebook.com/JohnJLegere/posts/1813660622272815?comment_id=1813864175585793&reply_comment_id=1813932322245645&comment_tracking=%7B%22tn%22%3A%22R9%22%7D

•                  Facebook comment: [We’ll continue to be the #Uncarrier…but supercharged! Don’t worry — our customer service isn’t going anywhere J more info: allfor5g.com] https://www.facebook.com/JohnJLegere/posts/1813660622272815?comment_id=1813883118917232&reply_comment_id=1813932082245669&comment_tracking=%7B%22tn%22%3A%22R9%22%7D

•                  Facebook comment: [Nothing will change right now! Stay tuned for more details! More info: Allfor5g.com] https://www.facebook.com/JohnJLegere/posts/1813660622272815?comment_id=1813756742263203&reply_comment_id=1813931845579026&comment_tracking=%7B%22tn%22%3A%22R9%22%7D

•                  Facebook comment: [Nothing will change right now! Stay tuned for more details! More info: allfor5G.com] https://www.facebook.com/JohnJLegere/posts/1813660622272815?comment_id=1813756742263203&reply_comment_id=1813931845579026&comment_tracking=%7B%22tn%22%3A%22R9%22%7D

•                  Facebook comment: [With @Sprint & @TMobile combined resources we’ll be able to expand & bring so many new things to consumers!! Important info: allfor5g.com] https://www.facebook.com/JohnJLegere/posts/1813660622272815?comment_id=1813883542250523&comment_tracking=%7B%22tn%22%3A%22R9%22%7D

•                  Facebook comment: [Not true. With our combined resources we will be able to bring nationwide 5G FIRST! Plus more! Key info: allfor5g.com] https://www.facebook.com/JohnJLegere/posts/1813660622272815?comment_id=1813706742268203&comment_tracking=%7B%22tn%22%3A%22R0%22%7D

•                  Facebook comment: Stay tuned for all the details! Nothing will change right now. Important info: allfor5g.com] https://www.facebook.com/JohnJLegere/posts/1813260008979543?comment_id=1813931492245728&comment_tracking=%7B%22tn%22%3A%22R%22%7D

•                  Facebook comment: [New T-Mobile will continue to have the best customer care team & always put customers first! Important info can be found here: allfor5g.com] https://www.facebook.com/JohnJLegere/posts/1813658288939715?comment_id=1813931348912409&comment_tracking=%7B%22tn%22%3A%22R%22%7D

•                  Facebook comment: [The #Uncarrier will still have the best customer care team in the world! J More info: allfor5g.com] https://www.facebook.com/photo.php?fbid=10101625476419515&set=p.10101625476419515&type=3&theater

G. MICHAEL SIEVERT (@SievertMike)

•                  Tweet:  [Of course! Happy to answer any other concerns if they come up! Key info: www.allfor5G.com] https://twitter.com/SievertMike/status/991818533590913024

•                  Tweet: [Of course, and then some! We want you living your best life! ;-) Key info: www.allfor5G.com] https://twitter.com/SievertMike/status/991819248753197056

•                  Tweet: [A lot of phones in the market today actually work great on networks across the board. Plus! We have huge experience on this exact issue from our @metropcs combination. It went pretty smooth and this will, too! Good info: www.allfor5G.com] https://twitter.com/SievertMike/status/991819248753197056

•                  Tweet: [So thrilled for your excitement! Stay tuned to see what we come up with! ;-) Key info: www.allfor5G.com] https://twitter.com/SievertMike/status/991819248753197056

•                  Tweet: [And just to clarify for a sec. Pricing is often a reflection of excess capacity. So when you have unprecedented capacity, you can use it to your advantage to bring incredible competition to benefit customers. Key details: www.allfor5G.com] https://twitter.com/SievertMike/status/991874565692276736

•                  Tweet: [Thanks for following our stellar earnings! :-) But to clarify, we’re talking about being able to compete in a 5G era, which will require an intense amount of spectrum and innovation not just in wireless, but also broadband and video. Key info here: www.allfor5G.com] https://twitter.com/SievertMike/status/991875548488974336

•                  Tweet: [For sure! Check out all the deets here! www.allfor5G.com] https://twitter.com/SievertMike/status/991876593009147904

•                  Tweet: [And just to clarify for a sec. Pricing is often a reflection of excess capacity. So when you have unprecedented capacity, you can use it to your advantage to bring incredible competition to benefit customers. Key details: www.allfor5G.com] https://twitter.com/SievertMike/status/991874565692276736

•                  Tweet: [There are still some regulatory procedures that need to happen, but stay tuned here! www.allfor5G.com] https://twitter.com/SievertMike/status/991877232317493248

•                  Tweet: [A Pricing is often a reflection of capacity. So when you have unprecedented capacity, you can use it to your advantage to bring incredible competition to benefit customers. Key info: www.allfor5G.com] https://twitter.com/SievertMike/status/991878048285736961

•                  Tweet: [Good business is adding new customers and keeping customers happy. We expect to offer better service with lower prices. Key info: www.allfor5G.com]  https://twitter.com/SievertMike/status/991878775708073986

NEVILLE RAY (@NevilleRay)

•                  Tweet:  [Incompatibility between CDMA and GSM is less of an issue with LTE. Remember our success with Metro PCS integration. Details here: www.allfor5G.com] https://twitter.com/NevilleRay/status/991895007127728128

J. BRAXTON CARTER (@braxtoncarter)

•                  Tweet:  [Hey thank you! It most likely won’t be for a while yet, but the FCC will probably have at least one public comment period. Get key info here: www.allfor5G.com] https://twitter.com/braxtoncarter/status/992075705318977536

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway,

Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

T-Force Q&A

Q&A

Why are you doing this?!

So many good reasons! We’ll be able to create highest capacity network in US history, it’ll open thousands of jobs, prices will go down with more value. Key info here: www.AllFor5G.com

It’s a great move!! We believe we’ll be a really strong competitor with even lower prices, more innovation and jobs and highest capacity network in US history. Info here! www.AllFor5G.com

We’re really excited! It opens us up to adding stores and coverage/5G in new rural places, thousands of jobs, and all with lower prices! Details here! www.AllFor5G.com

What are next steps? When’s this going to happen?

There’s still a lot of review and approval that has to happen over the coming months. Stay tuned! Info here! www.AllFor5G.com

Stay tuned! Over the coming months there will be a lot of regulatory and shareholder review and approval. Key info here: www.AllFor5G.com

How fast will customers be moved over?

As soon as the deal close and is approved, we’ll get going! We’d love to  be complete within 3 years! But customers will benefit from immediate network improvements as they’ll be moved to our supercharged network <1 month after closing! Details here! www.AllFor5G.com

We’re really hoping to finish up within 3 years! But customers will benefit from immediate network improvements as they’ll be moved to our supercharged network <1 month after closing!  Key info here: www.AllFor5G.com

I was with you because you stand for customers. Now you’re just gonna be another big conglomerate that doesn’t care about customers.

No way! This is about supercharging the #Uncarrier. In fact, we’ll be able to put customers first in an even better way with lower prices and more value! Info here! www.AllFor5G.com

We’re ALWAYS going to put our customers first!! We’ll be able to give customers even lower prices and more value! Key info here: www.AllFor5G.com

We’ll always be customers first!! But we’ll be able to do it with even lower prices and a faster, bigger, better 5G network! Details here! www.AllFor5G.com

I thought you guys were going to be first and best with 5G anyway?

This is going to be 5G on a whole other level! Thanks to combined resources we’ll be able to roll out real 5G across all spectrum bands! Details here! www.AllFor5G.com

But we’ll be able to deploy faster and with multiple kinds of spectrum bands immediately! We’ll be the only one able to create the broadest, fastest & highest capacity nationwide network in US history! Info here! www.AllFor5G.com

What’s the big deal about 5G?/Why does 5G matter so much?

5G is the future! We’ll see more advanced AI, smart cities, connected wearables, faster speeds. Lots of opportunity here and we’ll be able to take advantage by building the first and best nationwide 5G network super fast. Key info here: www.AllFor5G.com

5G is coming! And with it we’ll see more advanced smart cities, smart cars, tons of new devices with faster speeds and response time. As a combined company we’ll be able to bring the first and best nationwide 5G network. Details here! www.AllFor5G.com

So you’re going to cover more areas now?

On an immediate basis we’ll cover the same square footage, but with a way better network experience because of combined network resources. But we’ll also be able to expand much faster to way more ppl with superior quality, even in rural areas! Info here! www.AllFor5G.com

We’ll be able to move much faster on expanding the network, and in the meantime give customers a much better network experience! Key info here: www.AllFor5G.com

How are you gonna spend that $40B in your network?

Combining spectrum and technology, and most exciting — building the first and best real nationwide 5G network while integrating the networks! Details here! www.AllFor5G.com

It’ll go towards network investments and building the first real and best nationwide 5G network. Info here! www.AllFor5G.com

You already have the fastest LTE network. Why do you need Sprint?

Combining spectrum will REALLY exceed customer expectations for speed AND reliability right away!! It also gives us the ability to build the first real and best nationwide 5G network. Details here! www.AllFor5G.com

With combined spectrum we’ll be able to build the first real and best nationwide 5G network AND give customers immediate benefits with like even faster speed and reliability! Info here! www.AllFor5G.com

How many cell sites will you have?

We expect to have over 80k. Key info here: www.AllFor5G.com

Where will you be headquartered?

We’ll be headquartered in Bellevue, WA with secondary headquarters in Overland Park, KS. Key info here: www.AllFor5G.com

HQ will be in Bellevue and there will be a secondary HQ in Overland Park, KS. Info here! www.AllFor5G.com

What’s going to happen with John, Mike and the others?

John Legere will continue as CEO and Mike Sievert will become president and COO! No other details to share for now. Details here! www.AllFor5G.com

What’s going to happen to Marcelo?

No other leadership news to share at this time other than what’s been announced — Marcelo Claure will sit on the BOD, that John Legere will serve as CEO and Mike Sievert will become president and COO. Info here! www.AllFor5G.com

I’m a T-Mobile employee. What will happen to me and my job?

Hey! Check out T-Nation for details like this!

What will happen to T-Mobile, Sprint, Boost and/or Metro brands?

For now, nothing changes! Info here! www.AllFor5G.com

Nothing for now! Key info here: www.AllFor5G.com

You guys always bash Sprint. Seems weird that you want them now.

We’re really excited to bring our resources together!! It will supercharge the #Uncarrier!! We think it will be a big benefit to customers and even the US with new jobs and the first and best 5G network!! Info here! www.AllFor5G.com

Together, we’ll be able to build the first and best nationwide 5G network, add new jobs, lower prices for customers… there’s a lot of great potential to bring resources together!! Details here! www.AllFor5G.com

What about prepaid?

We’ll still have a solid prepaid offering for customers!! Info here! www.AllFor5G.com

No worries there! We’ll still offer great prepaid options! Key info here: www.AllFor5G.com

Will you close stores now?

Nothing will change for now! Info here! www.AllFor5G.com

Will you close stores in the future?

Too soon to talk about the future! There’s a lot that still has to be reviewed and approved over the coming months. For now nothing will change! Details here! www.AllFor5G.com

Oh great. So now tons of people are going to lose their jobs.

Nothing is changing right now. We’ve got a lot of work to do… Sneak peek tho — we have plans to open thousands of new jobs across a bunch of different fields! Details here! www.AllFor5G.com

Two foreign companies merging?

We’re committed to the US - both long-standing American companies, HQd and led by thousands of people here in the US! Info here! www.AllFor5G.com

Will you still trade as TMUS/$TMUS?

Yes! Info here! www.AllFor5G.com

What will you call the new company?

T-Mobile! Details here: www.AllFor5G.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,”

“may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Excerpts from T-Mobile US Q1 2018 Earnings Conference Call Transcript

Tuesday, May 1, 2018 | 4:30 PM ET

CORPORATE PARTICIPANTS
G. Michael Sievert T-Mobile US, Inc. — President and COO
J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO
John J. Legere T-Mobile US, Inc. - CEO
Neville R. Ray T-Mobile US, Inc. - Executive VP and CTO
Nils Paellmann T-Mobile US, Inc. - VP, Investor Relations

CONFERENCE CALL PARTICIPANTS
Brett Feldman Goldman Sachs Group Inc., Research Division - Equity Analyst
John Hodulik UBS Investment Bank, Research Division - MD, Sector Head of the United States Communications Group, and Telco and Pay TV Analyst
Jonathan Chaplin New Street Research LLP - US Team Head
Mike McCormack Guggenheim Securities, LLC, Research Division - MD & Telecommunications Senior Analyst
Phil Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst
Cathy Yao MoffettNathanson LLC - Senior Research Associate
Ric Prentiss Raymond James & Associates, Inc., Research Division - Head of Telecommunication Services Equity Research
Scott Goldman Jefferies LLC, Research Division - Equity Analyst
Simon Flannery Morgan Stanley, Research Division - MD
Tim Horan Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst
Walt Piecyk BTIG, LLC, Research Division - Co-Head of Research and MD

PRESENTATION

Nils Paellmann T-Mobile US, Inc. — VP, Investor Relations
Welcome to T-Mobile’s First Quarter 2018 Earnings Call. With me today are John Legere, our CEO; Mike Sievert, our newly appointed President in addition to his role as COO; Braxton Carter, our CFO; and other members of the senior leadership team.

Let me read the disclaimer. It’s a little bit longer because of the Sprint transaction. During this call, we will make forward-looking statements that include projections and statements about our future financial and operating results, our plans, the benefits we expect to receive from the proposed merger with Sprint, and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties outside of our control that could cause our actual results to differ materially, including the risk factors set forth in our Form 10-K. Reconciliations between GAAP and the non-GAAP results we discuss on this call can be found in the Quarterly Results section of the Investor Relations page of our website.

In addition, in connection with the proposed transaction, we will file with the SEC a joint consent solicitation statement and prospectus that will contain important information about T-Mobile and Sprint, the merger and related matters.

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuterscontent, including by framing or similarmeans, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

With that, let me turn it over to John Legere.

John J. Legere T-Mobile US, Inc. - President, CEO & Director
Okay. Good afternoon, everyone. Welcome to T-Mobile’s First Quarter 2018 Earnings Call and Twitter Conference coming to you live from Washington, D.C. It was 5 years ago today that we closed our transaction with MetroPCS and became a public company. With the increased scale and resources of T-Mobile and MetroPCS, we joined forces in our mission to make wireless better by putting customers first. The results have been nothing short of remarkable.

On Sunday, we announced another giant milestone in our journey to drive change on behalf of consumers. We’ve reached a definitive agreement with Sprint to come together and form a larger, stronger competitor. And yesterday, we spent the day with a number of broadcast media outlets. And today, we’re here in Washington, D.C. making sure the world understands how this transaction will create robust competition in the 5G era and outstanding benefits to U.S. wireless consumers.

The new company will be a pro-consumer, strongly disruptive force. This transaction and the unique combination of resources it brings will enable the new company to do things that neither T-Mobile nor Sprint could do on its own, all for the benefit of the American consumer.

The new company will be able to rapidly build the first and best nationwide 5G network with unprecedented capacity and scale to truly accelerate innovation and increase competition. The combination will also supercharge the pro-consumer Un-carrier strategy with innovative service offerings, lower prices and increased competition in wireless, broadband, entertainment and beyond.

Let me be clear: We will continue to be an aggressive disruptor, unafraid to challenge the status quo and force the competition to respond. It’s in our DNA. It’s who we are. We will continue to be pro-consumer, and that means lower prices, better service and more choices to more consumers in every corner of the country.

We are confident that once the regulators learn about the compelling benefits of this transaction, they will agree that this is the right move at the right time for America. Our customer-obsessed company will be the leader in delivering a nationwide 5G network in the pivotal early years that will unleash a wave of new innovation for American businesses, catapulting the U.S. back into a leadership position and ensuring we will be a global economic and innovation leader in the 5G era.

Together, we will build a network with historic capabilities that will have the breadth and depth to reach every person across the country, ushering in new competition for the underserved rural American markets.

* * *

Brett Feldman Goldman Sachs Group Inc., Research Division - Equity Analyst
…And then maybe even thinking about merger synergies, how we can think about SG&A and getting efficiencies there as you bring the companies together?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO
Yes. Great questions, Brett. So on the cost of service, no, you’re seeing the run rate that we’ve talked about. So our prior guidance has not changed. And you will just see that continued cadence throughout the year as we roll out

600. No incremental step-ups there. SG&A, the fact of the matter is we’re growing more than AT&T, Verizon, Sprint and Comcast together. It’s a fact. And when you have variable selling costs, we, as a result, have the highest SG&A. I guarantee you our back office is tremendously more efficient than Dumb & Dumber. But we’re putting our firepower into organically scaling this business, and that’s why you don’t see some of the efficiency. And we’ve always talked about, if our growth was to moderate, which it’s not going to, given the adjacencies of the geographical distribution expansion and new business, you will see an explosion in margin with a significant reduction in SG&A. This is a result of how much we’re growing. In terms of the pro formas for the new company, yes, let’s go into a little bit of detail here. And we had a lot of fun announcing the transaction. And we’ve been avidly looking at what everybody has been writing and publishing. And I want to share some thoughts here, because several people have kind of questioned why revenues and EBITDA might look a little bit out in the 3 to 4 range that we put out there. And the fact of the matter, it’s not. This is not a reflection of anything going on at T-Mobile or a reflection that’s going on with Sprint. Our pro formas of those disclosures were based on — it’s a conservative number, and that’s exactly what we took into the rating agencies. There were no revenue synergies from fixed wireless broadband, IoT and new 5G opportunities from new businesses that we are going to enter. The EBITDA number assumes no growth in leasing revenues from the current combined Sprint and T-Mobile, which many analysts forecasts have leasing going up for Sprint. EBITDA forecast also assumed that we migrate all Sprint postpaid customers to the lower T-Mobile ARPU by the end of 2021. And that’s really important. What we’ve talked about is driving price competition into America. The fact of the matter is, Sprint’s ARPU is 10% higher than ours, and we’re rationalizing an entire combined new co-base with this price competition. And that is very different than what many people would model on a stand-alone basis. 2021 EBITDA is burdened by more than $2 billion of cost to achieve. And by the end of that year, we will have incurred over 2/3 of the $15 billion cost to achieve that’s fully embedded in those numbers. 2021 run-rate synergies are only 2/3 of the long run level. Again, we have a conservative representation in this model, but we will not hit the $6 billion-plus run-rate synergy until 2024. We also do not assume upfront accounting charges for lease payments on decommissioned sites. We’ve burdened EBITDA as these charges are incurred. And certainly, when we get down to the final purchase price allocations, et cetera, most likely you would take a charge upfront and pay it over time. But this is a reflection of the ongoing cash flows of the company. And by the end of 2021, just to repeat, we will have incurred about 2/3 of the $15 billion of cost synergy. When it comes to SG&A and some of the back-office synergies, which is really the  gist of your question there, yes, we have about $1 billion in savings run rate on back office. So what is that? The savings in IT and billing as well as other fixed G&A. And we also have about $1 billion in savings in sales, service and marketing. And these are savings from store consolidation, partially offset by increased labor at retained stores to service our full customer base. And we have significant savings in advertising, handset costs, think about the procurement benefits, increased costs for higher quality care as an offset to that, and we’ve modeled the care model for the Sprint customer base to be the care model that we deploy at T-Mobile. But the net-net, both the back office and the sales, service and marketing have about $1 billion of run-rate synergies. I hope that information is helpful for everyone. And we just want to get everybody on the same page as you’re absorbing the details on this incredible historic combination that we announced.

* * *

Simon Flannery Morgan Stanley, Research Division - MD

John, given that you’re down in D.C., perhaps you could just give us an update on how things went, how you were received down there today. Any updates on the competitive activity around latest porting data? And you said you’re going to be less promotional, but does that mean we won’t see Un-carriers for the balance of the year?

John J. Legere T-Mobile US, Inc. - President, CEO & Director

Okay. Yes, it’s been a very busy few days, and kind of in rank order were board meetings, deal announcement, media and employee catch-up, and now we’re in Washington. And obviously, there is a tremendous amount to do here that we’re just starting. We had a number of meetings at the SEC today that went extremely well. Obviously, it’s the start of a process that we want to respect. We have a lot more sessions here this week and next week. We look forward to meeting with the DOJ and everybody else. I would say, my assessment so far is that there is a very good open mind to review all of the aspects of what we feel is an amazing potential opportunity for the country. And so far, our statements that we’ve made about why this makes sense around the opportunity for the country in 5G, things that T-Mobile and Sprint could not do alone that we can do together for the breadth and the depth of a 5G network, that’s really important and will cause a change in the country’s trend of competitiveness in 5G. The ability for us, as you see what we’re accomplishing here and what we’re doing for consumers to supercharge that and really bring additional services and additional competition, additional speed as well as price to customers as a result of supercharging the Un-carrier. And then, of course, discussing the fact that in the new company that we will create with Sprint, more people will be employed from day 1 and on than by the 2 companies separately. So that conversation has started. I’m very pleased with it. Certainly, over the last 48 hours, I have understood that there is a lot of misconception and a lot of conversation, but our story is strong, and I’m extremely confident that it will be approved. So we’ll keep you posted there. It’s a beautiful day in D.C., and I look forward to spending many more here and meeting and discussing this incredible opportunity with everyone that will hear me. So we’ll keep you posted on that.

* * *

John Hodulik UBS Investment Bank, Research Division - MD, Sector Head of the United States Communications Group, and Telco and Pay TV Analyst
I guess, first, with the deal, I mean, Braxton, you pointed that some of the misunderstandings may be from a financial standpoint. Anything else out there that’s resonating with you that maybe that you think might misunderstood and causing some of the sort of price moves we’ve seen?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO
Hey, the first thing, we talked about run-rate synergies of $6-plus billion. I want to emphasize that’s pretax. We’ve talked about cost to achieve of $15 billion and gave you more details on this call. That’s pretax. And we’ve talked about the NPV of the synergies being an amazing $43 billion plus. The NPV is discounted at an 8% WACC and is post the tax effect. So I just want to make sure everybody is aligned on those. The other thing that I would add, and then I’ll turn it over to Mike, is the portion of CapEx versus OpEx in these synergies. And in the slide deck, we said 93% of these were OpEx synergies and the balance was CapEx synergies. But I think an important part when you’re taking all the information, I know there is a lot to absorb here, but the CapEx synergies are net of avoided capital costs because we have so much existing network asset to work from. And that avoided cost is about $8 billion of CapEx that otherwise the 2 individual stand-alone companies would have incurred. And that’s an offset to the total cost to get to the $15 billion of cost to achieve, which is truly the cash outlay that needs to happen during this period.

John J. Legere T-Mobile US, Inc. - President, CEO & Director
And John, so those are some of the details. I’ll just throw it back up to the highest level for one second and say, when you say what have people missed, and I’m not sure that people have missed anything. For me right now, over the past couple of days, I have tremendous knowledge that in various degrees is making its way out to the rest of the world, and it’s in 2 buckets. And I think part of what we’ve been conversing about very deeply with investors is the value of this transaction to shareholders, and the value is tremendous, as well as our execution ability, what we’re extremely confident in our ability to execute against this plan. That’s A, and that will over time become clear to people. Then there’s the approval processes, and I also not only know the headline stories that we’ve been telling, the very detailed understandings that underpin those headlines as well as the econometric models and things that we’ll be able to prove. The trick is for these 2 things to come together and be fully understood at the same time, and I’m very confident that we’ll be able to get that message out. The question is, is it out there yet? And that’s just a matter of time, and I’m very confident that over time, those 2 things will merge. And asking for that to happen in 36 hours is a lot to ask. It may take at least another day. Joking, nonetheless.

* * *

Jonathan Chaplin New Street Research LLP - US Team Head
Thanks for the really detailed discussion around the build-up for pro formas and synergies. That’s super useful. Two questions related to that, if I may. So the first would be, I think you’ve very appropriately taken a conservative approach on assuming that Sprint ARPU comes down to TMUS’ ARPU. But Braxton, what have you assumed for TMUS’ ARPU or pricing in the industry in general as you take competition to the market with the new cost structure that you’re going to have? And the second question is, in the event that the deal doesn’t pan out for some reason, the only cost I see to you is the MVNO that you’ve given Sprint. How should we think about the impact that providing that MVNO would have on your network? In which parts of the country does it apply? Or is it everywhere? And how should we think about sort of valuing that impact?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO
So on the ARPU equation, we’re reiterating once again, when you look at all of our materials, that we have generally stable ARPU, which we define as plus to minus 1%. Now 2 giant headlines here: the amazing churn results this company is recording; you also saw a sequential increase for normalized ARPU between Q4 and Q1, and you haven’t seen that for a while. We were within the 1% tolerance down last year. Now when we’ve modeled pro forma, how do — we don’t really predict this stuff. But when we’ve modeled pro forma on a year-to-year basis going forward, by 2021, all of the Sprint ARPU will be at the T-Mobile ARPU, but we’re also assuming price competition. It is fueled by the tremendous tax benefits, the margin unlock because we are now able to inorganically scale. You saw the margin expansion that we’re projecting. And all this can fuel maintaining a significant pricing umbrella and continuing to put some pressure into the marketplace. If you were thinking about an annual model, I would think about it on the lines of the type of guidance that we’ve given. But this is way out there, too early to predict. But we have assumed price competition in all this modeling. Hope that makes sense. Now on the MVNO, it’s really not an MVNO. It is really truly a traditional roaming agreement, and there are no geographical limitations to this agreement. And they are paying a rate to us for that. There’s no reverse reciprocal roaming on the Sprint network. And I’d like to turn it over to Neville, who can much more clearly articulate the modeling, what was done, in that we have absolute capacity to support this roaming agreement over the course of its 4-year term. Neville?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP
Yes, I’ll just add on and be brief. I mean, the main focus here is to provide the Sprint customers LTE service where they don’t have that service today effectively. So it’s LTE coverage in, as Braxton said, in many areas of the country. It allows the Sprint customers to leverage the breadth and depth of the T-Mobile network and the expansive footprint that we put down on LTE.

G. Michael Sievert T-Mobile US, Inc. - COO & Director
Last word on it. I mean, we can’t get into all the details, but this is going to be accretive to our business. And so we’ve designed this, as Neville said, in a way that we’re not concerned about it having capacity impacts on our existing customers, and there are some provisions in there that make sure that our customers’ experience is not going to be affected. But we do have available capacity on this network, and we’re now monetizing that with an incremental flow of revenue. So we’re really excited about this as a business, and we think it’s going to be accretive to our results assuming that they turn it up and start to use it extensively.

Jonathan Chaplin New Street Research LLP - US Team Head
If I can quickly just follow up to Neville. I’m guessing if this is really just to cover areas that their network doesn’t cover, those are areas where with your spectrum portfolio you’re going to have massive excess capacity anyway, and that’s why it doesn’t place any strain or additional cost on your network.

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP
Absolutely, Jonathan. That’s the whole intent here. I mean, we’ve modeled this thing, worked through the geographic areas and so on and we’re not worried on that front.

* * *

Cathy Yao MoffettNathanson LLC - Senior Research Associate
Can you dive into your network synergy estimate of $4 billion plus in a little bit greater detail? Just from a quick bottom of the envelope calculation if you were to assume a 25,000 cell site shut down and forgone tower rents, that only gets you to maybe something like $1.5 billion or so in network synergies there. And then my second question is, how do you manage through the transition? Do you stop opening new stores? Does that jeopardize stand-alone growth potentially?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP
I mean, so thanks for the question, Cathy. So the way to think about the synergies, there’s 35,000 sites worth of decommissioned site volume over the integration period. There’s also about 16,000 sites that both companies would have built on their own that we won’t now need to build. And so the synergy volume is driven by over 50,000 sites worth of effectively avoided OpEx. So if you — it’s pretty easy to map out. You can put $70,000, $80,000 a year on a site. You do that on 50,000 sites, and you’ve got your run rate. That’s fairly straightforward math. So that’s where — that’s the quick breakdown for you. Now there’s other synergistic costs obviously in terms of the core and small cells and other pieces, but that’s the major foundational piece is the 50,000 avoided sites.

G. Michael Sievert T-Mobile US, Inc. - COO & Director
Did you want to follow up on stores? The plan here obviously is we’re going to build additional stores in rural areas and areas that neither company reaches. So that’s a big part of the plan. And within areas that both companies operate, there’s a rationalization of store footprints. What’s interesting is our plan covers costs associated with employing many of the people as we rationalize those stores in a more concentrated way in the remaining stores because remember, you still have all these customers to take care of and traffic in stores, whether it’s in 2 stores or 1 store, tends to be a function of the customer size. So we’re still going to need an awful lot of these people, but we’re going to change around where they work and be much more efficient with where they’re located and save a lot in leasing over time, et cetera.

John J. Legere T-Mobile US, Inc. - President, CEO & Director
And during the — it goes — hopefully goes, as I’ve said, but both on network and on retail, et cetera, our plan through the approval period is business as usual and continuing forward.

G. Michael Sievert T-Mobile US, Inc. - COO & Director

And speaking of business as usual, John’s question, one piece that didn’t get answered was he said, are you still going to have Un-carrier moves, and...

John J. Legere T-Mobile US, Inc. - President, CEO & Director

Oh yes, it’s a good point.

G. Michael Sievert T-Mobile US, Inc. - COO & Director

Hell, yes. Let’s make sure everybody understands that.

* * *

Ric Prentiss Raymond James & Associates, Inc., Research Division - Head of Telecommunication Services Equity Research

Couple questions, guys. First, Braxton, you had mentioned about the adjusted EBITDA and how that includes the lease impact, flat, at Sprint. Help us understand how much that number should be in the 2018 pro forma for both you guys and what that looks like into the future. And then the second question I’ll come back with on the site decommissioning if you’d answer the first one first, please.

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Yes, sure. It’s $600 million to $700 million for T-Mobile. And I think Sprint’s having their call later this week. I really should not speak about Sprint from a stand-alone, and I think it’s probably more appropriate to ask them that question at the tail end of this week when they announce.

Ric Prentiss Raymond James & Associates, Inc., Research Division - Head of Telecommunication Services Equity Research

Okay. And on the network synergy question, the $4 billion, you mentioned a little bit about the cost. Appreciate that detail, Neville. If you think about the $10 billion cost to achieve, can you help us understand how that pace is throughout the years? And how does that compare to your MetroPCS deal as far as your synergy versus what it costs to achieve those synergies? And are there any MetroPCS sites still left in that 35,000 decomm number that Neville was mentioning?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Let me start, then I’ll hand it over to Neville. On the cost to achieve, we said that we would have 2/3 of it incurred by 2021, and we have — that’s of the total. And I think that the final thing I’ll leave it before I turn it over to Neville to get into more detail, is we beat the time and we beat the total amount of synergies on the Metro deal. And again, the same people who did that are the same people sitting at this table putting together these projections. Neville?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Ric, so quickly on the cost to achieve piece. A big chunk of that is obviously prepaid rent and ETLs on backhaul on the sites that we’re going to decommission. So in terms of timing, which I think was the core of your question, I mean, the integration period, we’ve been very successful with Metro. It was about 2 years from when we started. Obviously, many more markets to run at, although the scale of the markets aren’t that much greater when you look at customer bases being migrated compared to Metro. But a 2- to 3-year integration period. At the end of that, you’re in a position to start curtailing and decommissioning sites. And so that’s when the cost to achieve starts to kick in. Probably year 3 through year 4, somewhere in that time frame, but somewhat dependent on how we plow through on the integration front. But as Braxton said, we’re very confident. We really know how to do this. We have an excellent playbook to model and replicate and work through.

Ric Prentiss Raymond James & Associates, Inc., Research Division - Head of Telecommunication Services Equity Research

Is the augmentation in the new — are the augmentation in the new cell sites included in that cost to achieve? I think you mentioned putting in the 10,000 new rural sites and augmenting Clearwire spectrum on the T-Mobile sites and T-Mobile spectrum on the Sprint sites. Is that built into that cost to achieve concept as well?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Every dollar, Ric, that we need to drive into this network to create this incredible 5G opportunity is covered in the financials that you’ve seen. There’s a $40 billion invest in the network in here, which is a fabulous opportunity. And so the scale and pace of everything we need to do here is all in the plan. And then the really incredible thing, and I know this is hard to get your heads around, right, but we’re going to be integrating. And at the same time we’re integrating, we’re upgrading. All that radio we add on the Sprint keep sites and on the T-Mobile sites is 5G capable. And so this is the piece. We’re integrating. We had to go spend that money on a combination anyway. We can now leverage hardware readiness and — as we move through this over the next 12, 18 months and we get started, software readiness on 5G gear. And so the way I look at this, every dollar we spend is a 5G dollar to boot. So we’re getting that as a benefit. Sometimes the timing gods shine on you on these things. That’s very much the case here. So not only are we integrating the 2 networks together, but we’re building this awesome 5G network in the process.

* * *

Tim Horan Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

John, I wanted to talk about wireless quad play service, maybe something that can completely replace wireline. It seems like it can be really disruptive to the wireline industry and save customers $1,000 a year. I know you guys mentioned in the press release over the weekend that 12% of households are wireless-only for Internet access. And we think over-the-top pay-TV is only like 4%, 5% at this point. But if your network can support this price effectively and cost effectively, first of all, can your network support it? And secondly, will the FCC then look and the DOJ look at this as a combined market wireline, wireless as one market?

John J. Legere T-Mobile US, Inc. - President, CEO & Director

Yes, first of all, I think that should be considered a statement and not a question. But Mike, why don’t you comment on the first part?

G. Michael Sievert T-Mobile US, Inc. - COO & Director

Yes, I’ll tell you what, the answer is yes, and that’s why we talked about it on Sunday. When Neville shared those network capacity numbers, that we have clear line of sight in a detailed integration plan to get 15x our national average and speeds with the potential for 100x, let’s just do that math, 15x. He just told you that our national average speed is 32 megabits per second. That’s not peak speeds or urban speeds. That includes every town, village and hamlet in this country on average. That means that’s going to 450 megabits per second within the planning horizon of this business as a national average, not a place to get in some parts of some towns like our competitor’s millimeter wave strategies that can go higher than that in very isolated places. So what do you do with a nationwide average of 450 megabits per second? Well, first, you recognize that’s way higher than most people get in their home broadband today. So of course, we can be a competitor in that space, and this is a market that is incredibly underserved. 53% of broadband — high-speed broadband customers have only one choice for high-speed broadband in their area. So there’s a huge opportunity here for us to bring real competitiveness to that market for the first time. Now secondly, we acquired Layer3 TV last year with the aspiration of entering the TV business. Those aspirations obviously get ratcheted up in the context of bringing together Sprint and T-Mobile, because now you have a network where you can provide this all-IPTV service not just through their home broadband connection or onto their smartphone, but through a wireless alternative to their home broadband as well. So T-Mobile’s in the position, as a new T-Mobile, to be able to offer a quad play if that’s what the market wants. And we don’t know what the market will want. They don’t ask for services in the context of the industries that came — that built all that capital a while back. They don’t think of it as the cable industry and the wireless industry, which happened to be named, as John has pointed out in the past, for capital we all deployed years ago. They just want great services. This new company will be uniquely positioned to be able to compete across all 3 segments of a rapidly converging market: distributing entertainment to people wherever they may be, including their home; serving their home Internet needs; and serving their wireless needs when they’re on the go.

John J. Legere T-Mobile US, Inc. - President, CEO & Director

Yes, I really appreciate the content of your question. There’s 2 parts to it, and I want to be highly respectful to one of them. One of them is how will decision makers in Washington make their decision, and that’s not something that — I have to respect that they have their processes. They’re trying to protect competition, protect American consumers, et cetera. Your point though is very consistent with what my and our dialogue will be. The — where are we going? Where is the competitive environment going? Where do consumers want? What do they need? And how should this dialogue be had? I’m not only highly confident about the transaction making tremendous sense under traditional measurements, but under the evolution of what you’re suggesting and what we see as to where things are going in a converged environment. I think it makes tremendous, tremendous sense, but I can’t prejudge how decision makers are going to evaluate it themselves.

Tim Horan Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Just to clarify that, your conversations with decision makers, are they being forward-looking or rear-view mirror looking? Because it seems like the DOJ’s metrics are always rear-view mirror. But the question is, is the FCC really going to look — on your conversations, are they around the future of the industry or the past?

John J. Legere T-Mobile US, Inc. - President, CEO & Director

Yes, and again, so far, what my dialogue has been is a very respectful notification of what we’re doing, a strong suggestion to decision makers that they not prejudge and they allow us to prepare all the information, and a strong confidence by me that we have the detail in the data to match our headlines. And I do see across the board a willingness to listen to something that can be strong for consumers and for America on many fronts. So, so far so good. We’ll continue to plug in. But I want to be highly respectful to a process that’s just beginning and make sure that a lot of my initial contacts are telling that I’m overly willing to engage in detail and that we do have things to match our headlines and things that are great for the country.

* * *

G. Michael Sievert T-Mobile US, Inc. - COO & Director

I think this new company, the new T-Mobile, has a chance to create a new kind of network-based competition that could drive switching again. And we intend to be a very fierce competitor on value, on price and on network, and we think there’s a chance to drive real differentiation back into the market on network. But basically, that traditional advantage that Verizon used to have in network is gone. They don’t know what to do about it. But in the meantime, our business is thriving as a result. Braxton?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Yes, I had a very important e-mail question that just came in. And if it wasn’t clear before, I want to definitively state that our EBITDAs and our margins that we gave pro forma for newco include all cost to achieve and integration expenses. I realize from an accounting standpoint, that stuff is typically separated. It’s very important for everybody to understand that those margins are inclusive of all the cost to achieve.

* * *

Scott Goldman Jefferies LLC, Research Division - Equity Analyst

Two questions, if I could. Maybe, first, for Neville. If we go back to one of the questions a couple questions ago just around the speeds, capabilities and talking about 450 megabits per second. Is that just leveraging 600 megahertz as well as the Sprint mid-band that we’re talking about there? Or does that require millimeter wave to get those types of speeds? And just trying to figure out in there sort of what your potential interest might be in the millimeter wave and CBRS auctions should they come up over the next year and change. And then secondly, maybe for Mike, just if you could just give us an update a little bit on the business opportunity. I think that accounted for about 1/5 of net adds last year, and what impact that has on the economics when we think about churn and ARPU and those types of metrics.

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Okay. Let me start, Scott. So the speeds and incredible kind of capacities and performance capabilities that Mike talked about, they come from this unique opportunity between Sprint and T-Mobile to combine an incredible set of spectrum assets. 600 megahertz, obviously the spectrum we secured in the auction not too long ago. We’ve been deploying at a furious pace. The 2.5 GHz spectrum, we should really point out from Sprint. The time lines by which we can achieve these types of speeds and capabilities, we’ll be re-farming other spectrum assets that we have within the company, PCS spectrum, for example, and on top, in the dense urban environments where we do believe you can deploy millimeter wave, but it needs to be in the right locations and it’s going to be sparsely deployed in urban environments because of the propagation constraints. But you put all of those spectrum assets to work, and the resulting capabilities are just awe inspiring. But the lion share of the capability here is coming from the combination of the existing assets. Millimeter wave helps on top. But the 2.5 GHz brings an incredible capability. And the combination of these 2 companies allows that 2.5 GHz spectrum to be committed to 5G at a pace and scale that you couldn’t do otherwise on your own. So it’s a resulting incredible capacity story. I think then if you look at millimeter wave auctions, and clearly there’s going to be an auction this year, 28 GHz and it’s going to carry along 24 GHz too, we are interested. And we’ve been very clear both companies will determine their paths forward independently on those auctions. And so millimeter wave is still going to be of material interest to us as a company. And then you mentioned CBRS, and soon, we hope, or at some point in time there will be a C-band auction, and all of those spectrum assets are going to be important to look at and consider.

G. Michael Sievert T-Mobile US, Inc. - COO & Director

Now I want to stress a couple things. One is that we’re winning what I call stress test customers: airlines, hotel chains, retailers, highly distributed companies that are virtually everywhere that need cover. So we have virtually all the airlines now. We have 8 of the top 10 retailers in the country, 39 state governments, et cetera. But the second thing I want to emphasize is even though that’s great, for all of this amazing success, we’re a 4 share. We’ve become a 4 share in this market. And that’s why I want to finish by saying how excited I am about the new T-Mobile and what it can do in this space, because this is a massive market. We are gaining share now. But the truth is, this combined network, the world’s most advanced 5G network, is going to be a game changer when it comes to our relative competitiveness and being able to finally bring real, meaningful competition, not just to AT&T and Verizon, but even to fiber companies, cable companies and others who serve this space. So that’s really exciting and really important, and it’s one of the early investments we’re going to make. Our business plan is funded for an expansion of our enterprise team in year 1. We’re going to take advantage of this set of capabilities and get after it, and we funded our plan in year 1 to hire aggressively to get after the business market.

* * *

Walt Piecyk BTIG, LLC, Research Division - Co-Head of Research and MD

I want to go back to Chaplin’s question on the roaming thing just because, Neville, maybe to understand the technology. Does the VoIP work — like, what has to happen in the VoIP? Do they have to have it in their phones in order for voice calls to work on your network? Or does it just have to be enabled in your network? How does that work?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

It’s LTE data.

Walt Piecyk BTIG, LLC, Research Division - Co-Head of Research and MD

So will they be able to make VoIP calls? Like, will a Sprint customer, because I don’t think they have VoIP in their network, but will their phones work on your network as a VoIP call?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

They could...

Walt Piecyk BTIG, LLC, Research Division - Co-Head of Research and MD

Or like a VoLTE — I’m sorry, VoLTE. It was what I’m meaning to say. Galone’s yelling at me.

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Well, they could do VoIP, but not VoLTE at this point. But they obviously...

Walt Piecyk BTIG, LLC, Research Division - Co-Head of Research and MD

Not VoLTE. Okay. Got it. Yes, yes, sorry. So no VoLTE. So the roaming only really is in data, right, but they would need actual voice calls in these areas where they don’t have service.

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Well, they have underlying voice, right, from — on the CDMA side. The issue that we’re trying to address and work together on is LTE data coverage, and that’s got to do with the agreement.

Walt Piecyk BTIG, LLC, Research Division - Co-Head of Research and MD

Got it. Okay. And then, Mike, I forgot who asked you, but you were talking about the mix of more prime and more rural, and obviously this is a huge opportunity for you guys given the very low penetration. Do you guys ever plan on maybe providing more tangible data on that as far as like if you’re at 3% now, it’s going 10% or 15%? Is there anything else you can give us to see if this is resonating in the base as far as leveraging some of these investments that you now have been making for over a year?

G. Michael Sievert T-Mobile US, Inc. - COO & Director

That’s great, Walt. I’m sure we can provide some color here and there. When we start breaking it down into segments, the challenge for that is we’ve got some great things we’re doing and pockets of opportunity that we find, and it’s very competitively sensitive in a competitive market for us to slice and dice it for you. But I don’t see any reason why we can’t provide some additional color here and there on an occasional basis.

* * *

John J. Legere T-Mobile US, Inc. - President, CEO & Director

I want to say before Braxton says farewell, there’s a tremendous amount of questions that came in on Twitter, and they were quite heavily deal related. I will tell you that there were several of a theme that I just want to say I really enjoyed because I saw a number of people that are saying exactly what I want to hear and what I’m down here doing, which is, “Hey, John, this story about what you can create in this merger with Sprint on 5G sounds really interesting. This jobs item sounds interesting. This price competition and supercharging on the carry — yes, it’s interesting, and the service expansion. But hey, the devil’s in the details, so prove it.” And that’s music to my ears, because obviously we wouldn’t have come out with this unless we could show it and prove it. And I almost feel like I should reply on Twitter, which is, “Okay. Deal. If I can prove it, are we good?” So in effect, I find that awareness of the things that we’re saying fantastic and the right first stage. I’m also extremely proud of the results that we posted here. And I also want to make sure that — and a lot of the questions came in — that momentum and that focus on the business will not change a single iota during this approval process, and that’s something you can count on from us. And Braxton?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

So thanks, everybody, for tuning in. It’s been quite the week so far. We definitely look forward to speaking to you again very soon. Another great quarter for T-Mobile coming up. And more importantly, we just can’t convey how we’re excited about taking the Un-carrier and supercharging it with the creation of this new company. So with that, we’ll turn it over to the operator.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Twitter, Facebook, Instagram and other social media posts related to the transaction:

JOHN J. LEGERE (@JohnLegere)

•                  Tweet:  I’m excited to announce that @TMobile & @Sprint have reached an agreement to come together to form a new company — a larger, stronger competitor that will be a force for positive change for all US consumers and businesses! Watch this & click through for details.

https://twitter.com/JohnLegere/status/990622865522348035

•                  Tweet:  Let me reiterate what I’ve said time and time again — everything @TMobile does is for the benefit of customers - this move is no different. The New T-Mobile will supercharge the #uncarrier strategy for the entire country! More here:

https://twitter.com/JohnLegere/status/990628170843021313

•                  Tweet:  The New @TMobile will be the ONLY company able to bring a broad & deep nationwide 5G network — something no US wireless company could achieve alone in the critical early years of 5G. #5GForAll More here:

https://twitter.com/JohnLegere/status/990628172814340096

•                  Tweet:  With @Sprint’s incredible 2.5 GHz spectrum, @TMobile’s nationwide 600 MHz + our other combined assets… Together, we will build the highest-capacity mobile network in US history!! I’m talking 30X more capacity than T-Mobile today!! #5GForAll More here:

https://twitter.com/JohnLegere/status/990628174294913024

•                  Tweet:  And our 5G will create competition in wireless and beyond! Industry lines are blurring — wireless, video, and broadband are all converging. @ATT  = #1 TV provider, Comcast added more postpaid < customers than @ATT & @Verizon combined last year…

https://twitter.com/JohnLegere/status/990628175523741697

•                  Tweet:  Charter is launching Spectrum Wireless this year... And more than 1 in 10 Americans already uses wireless as their ONLY Internet access — they have no home broadband at all. It’s not the big 4 any longer — it’s the Big 7 or 8. More:

https://twitter.com/JohnLegere/status/990628176832466945

•                  Tweet:  It’s critical America leads the path to 5G, just as we did with 4G. The U.S. started rolling it out nationwide before almost anyone else, getting the tech into hands of innovators & entrepreneurs & today 99.7% of Americans are covered by 4G LTE. Details:

https://twitter.com/JohnLegere/status/990628177889374211

•                  Tweet:  The result of early innovation in the 4G era? The US led the global mobile economy for the last decade. The 4G era created some of the world’s most valuable companies - Uber, Venmo, Netflix, Facebook— all businesses built in part on the mobile web. More:

https://twitter.com/JohnLegere/status/990628180477333515

•                  Tweet:  Did I mention that 4G created billions in value and created countless new jobs! Just think what 5G will do, and with the #uncarrier at the helm — consumers win! This is about going from 0 to 1 5G providers. Details:

https://twitter.com/JohnLegere/status/990628182226362369

•                  Tweet:  In the first three years, The New @TMobile will be able to invest ~$40 BILLION in the company.  That’s nearly 50% more than both of us invested in the last three years. That’s also a wave of economic activity for the US. #Allfor5G Details:

https://twitter.com/JohnLegere/status/990628184063397889

•                  Tweet:  By bringing the first and best 5G network to market, we’re accelerating the innovation it allows — disrupting industries & creating sustainable competition. THAT means  prices for consumers, new US businesses & tons of jobs created! More:

https://twitter.com/JohnLegere/status/990628185535598594

•                  Tweet:  Speaking of jobs — From day one, The New @TMobile will always have more US employees on payroll than both standalone companies. Last year we added 27k jobs associated with our growth. And there’s no reason we can’t grow at the same rate! Details:

https://twitter.com/JohnLegere/status/990628186936479746

•                  Tweet:  Don’t believe me?? Believe history then. When @TMobile merged with @MetroPCS 5 years ago, people said it would be bad for jobs. Guess what? As of today, 3X the number of people who come to work for MetroPCS. THAT’S our track record. More here:

https://twitter.com/JohnLegere/status/990628188345831425

•                  Tweet:  And I can’t wait to bring the ultra-talented @Sprint and @TMobile teams together. If there’s one thing I’ve learned about the Sprint team in the last five years, it’s that they don’t stop either. More here:

https://twitter.com/JohnLegere/status/990628189474041857

•                  Tweet:  I’m excited to be leading The New @TMobile as CEO, with @SievertMike stepping up as President and COO. You know #WeWontStop fighting for competition, fighting for innovation, fighting for YOU — our customers. #AllFor5G Get all the details:

https://twitter.com/JohnLegere/status/990628191017594880

•                  Response: @JohnLegere Replying to @ScottFordTVGuy Not true at all. We’re committed to keeping prices low — like we’ve always done as the #Uncarrier! More important info: AllFor5G.com https://twitter.com/JohnLegere/status/991149495575564293

•                  Response: @JohnLegere Replying to @CrazyUSMarine We want to make great deals for all. But no details yet. Stay tuned & check out important info here: AllFor5G.com https://twitter.com/JohnLegere/status/991149243380502529

•                  Response: @JohnLegere Replying to @DamagedOats @marceloclaure and 8 others Of course! The New T-Mobile will benefit customers from all the brands. Important info here: AllFor5G.com https://twitter.com/JohnLegere/status/991149190259625984

•                  Response: @JohnLegere Replying to @mrolon78 Glad to have you! :) But don’t worry about the New T-Mobile — with combined resources we will be better & even more innovative! Important info here: allfor5g.com https://twitter.com/JohnLegere/status/991149123087798273

•                  Response: @JohnLegere replying to @PatGrissom777 @TMobile and 2 others Nothing will change right now! Stay tuned. More info: allfor5g.com https://twitter.com/JohnLegere/status/991149042724999168

•                  Response: @JohnLegere replying to @susanannemiller @TMobile @sprint New T-Mobile will continue to kick ass as we always have! The #Uncarrier will still be the Un-carrier :) Important info: allfor5g.com https://twitter.com/JohnLegere/status/991148873535062016

•                  Response/Direct Message: @theShareef @TMobile and 4 others Nope. We plan to have lower rates at the New T-Mobile. We’re not changing anything about who we are as the #Uncarrier. More important info: allfor5g.com https://twitter.com/JohnLegere/status/991107080961523712

•                  Tweet: Great time talking about The New @TMobile w/ @thestreet’s @scottgamm today at @nyse! Go watch the interview!! #5GForAll Key info: allfor5g.com https://twitter.com/JohnLegere/status/991098692492058624

•                  Tweet: Great time talking about #5GForAll on @cheddar this AM with @marceloclaure! Excited for The New @TMobile & continue to disrupting wireless! Key info: allfor5g.com https://twitter.com/JohnLegere/status/991065862135255042

•                  Tweet: Did you see it? @marceloclaure & I were on @SquawkStreet this morning to talk about The New @TMobile! They even clapped for me during opening bell Great talking w/ @jimcramer @carlquintanilla & @davidfaber’s voice... ;) Check out more: allfor5g.com https://twitter.com/JohnLegere/status/991054170840096769

•                  Response: @JohnLegere replying to @caitypie21 @Tmobile @sprint Right now, nothing changes! Stay tuned for more details. Important info here: allfor5g.com https://twitter.com/JohnLegere/status/991038985509265408

•                  Response: @JohnLegere replying to @ultimattt We’ll just stay magenta ;) Check it all out at allfor5g.com https://twitter.com/JohnLegere/status/991038879250739203

•                  Response: @JohnLegere replying to @inspire_otherz @TMobile No changes right now. But we will continue to build out our network & kick ass like #Uncarrier always does ;) For important info: allfor5g.com https://twitter.com/JohnLegere/status/991038808878649344

•                  Response: @JohnLegere replying to @eh_shaka @TMobile and 2 others New T-Mobile will continue to have the best customer care team in the world!! We love our customers! Important info: allfor5g.com https://twitter.com/JohnLegere/status/991038756835688453

•                  Response: @JohnLegere replying to @Zeon45 @marceloclaure and 2 others Nothing changes right now. But as soon as they do, we’ll keep you updated! Important info: allfor5g.com https://twitter.com/JohnLegere/status/991038709486292992

•                  Response: @JohnLegere replying to @crash5437 @TMobile and 2 others Nothing! Everything is staying the same right now & New T-Mobile will continue being customer focused as always :) Important info is here: allfor5g.com https://twitter.com/JohnLegere/status/991038653802733568

•                  Response: @JohnLegere replying to @NotoriousFop Yep — we’ll be the New T-Mobile! Check out important info here: allfor5g.com https://twitter.com/JohnLegere/status/991038581539041281

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.